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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                      BEST POWER TECHNOLOGY, INCORPORATED
                           (Name of Subject Company)


                      BEST POWER TECHNOLOGY, INCORPORATED
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   086548104
                     (CUSIP Number of Class of Securities)


                                DENNIS E. BURKE
                    EXECUTIVE VICE PRESIDENT--ADMINISTRATION
                            AND CORPORATE SECRETARY
                                  P.O. BOX 280
                                    ROUTE 80
                         NECEDAH, WISCONSIN 54646-9899
                                 (800) 365-6145
                 (Name, address and telephone number of person
                 authorized to receive notice and communication on behalf of the person(s) filing statement).


                                WITH A COPY TO:
                             THOMAS C. JUDGE, ESQ.
                            MICHAEL BEST & FRIEDRICH
                            135 SOUTH LASALLE STREET
                                   SUITE 1610
                          CHICAGO, ILLINOIS 60603-4391
                                 (312) 845-5800

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Best Power Technology, Incorporated, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is P.O. Box 280, Route 80, Necedah, Wisconsin 54646-9899. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This statement relates to a tender offer by G.S. Newco, Inc., a Delaware corporation (the "Purchaser"), and a direct wholly-owned subsidiary of General Signal Corporation, a New York corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 16, 1995 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares"), at a price of $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 10, 1995 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of all conditions to the Merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference.

    Based on the information in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at One High Ridge Park, P.O. Box 10010, Stamford, Connecticut 06904.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates, is described in the attached
Schedule I or described below.

    STOCK OPTIONS. As of the date of filing of this Schedule 14D-9, the current directors and executive officers of the Company as a group hold stock options granted under the director stock option plan and the 1993 stock option plan of the Company to purchase an aggregate of 111,259 shares of Common Stock at exercise prices ranging from $13.48 to $19.25 per Share. In accordance with the terms of the Merger Agreement, promptly after the Effective Time, each holder of options, whether or not such options are then exercisable, will be entitled to receive an amount in cash equal to the difference between (x) the product of the number of shares of Common Stock covered by such options multiplied by $21.00 per share, and (y) the aggregate option exercise price payable upon exercise of such option.

    SEVERANCE AGREEMENTS. The Company entered into a severance agreement with Steve J. Paul, a director of the Company, dated March 31, 1995, in connection with Mr. Paul's termination as Chief Executive Officer of the Company in January 1995. Under the severance agreement, the Company paid to Mr. Paul $433,000 in severance and in settlement of Mr. Paul's claims alleged against the Company arising under his employment agreement with the Company and otherwise as a result of the termination of such employment. The Company also granted to Mr. Paul an option to purchase 21,533 shares of Common Stock for $13.48 per share. The severance agreement provides that such option would terminate, however, if the Board of Directors approved specified change of control transactions, including a transaction such as the Offer and the Merger. Accordingly, if the Offer is completed for at least 80% of the outstanding Common Stock or the Merger is completed, Mr. Paul will instead be entitled to receive from the Company an amount in cash equal to the product of (A) 21,533 and (B) the average value received (as defined in the severance agreement) for each share of Common Stock in the Merger minus $13.48, or $161,928 based on the Offer price of $21.00 per share. All options previously granted to Mr. Paul under the 1993 employee stock option plan have been terminated.

    The Company has agreed to use its best efforts to maintain through May 17, 1996 health, dental and life insurance coverage for Mr. Paul and his dependents on the same basis as provided for executive officers of the Company. The Company also has agreed to indemnify Mr. Paul to the same extent as currently provided in Article 8 of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") if such Article is amended to reduce or eliminate indemnification of officers and directors.

    The severance agreement imposes on Mr. Paul a confidentiality restriction and a covenant not to compete, and releases the Company and its officers, directors, employees and agents from liability for acts or omissions before the effective date of the severance agreement relating to Mr. Paul's employment, Company policies or plans, and various laws relating to employment matters.

    The Company also entered into a severance agreement with Marguerite M. Paul, a director of the Company, dated May 12, 1995, in connection with Mrs. Paul's termination as Executive Vice President--Administration and Secretary of the Company in January 1995. The severance agreement with Mrs. Paul contains terms substantially the same as those in the severance agreement with Mr. Paul described above, except that Mrs. Paul received a cash payment of $330,000 and, in lieu of stock options, stock appreciation rights that entitle her to receive $161,928 upon consummation of the Merger.

    OTHER SEVERANCE ARRANGEMENTS. John R. Hickey, Executive Vice President-Operations, Dennis E. Burke, Executive Vice President-Administration and Corporate Secretary, Gary W. Jungwirth, Senior Vice President--Manufacturing and Frederick A. Stich--Senior Vice President--Research and Development are parties to employment agreements with the Company, which terminate in May 1996, except Mr. Hickey's agreement, which terminates on December 31, 1996. See
Schedule I for information regarding the employment agreements with Messrs. Hickey and Burke, the terms of which are substantially similar to the employment agreements with Messrs. Jungwirth and Stich. The Board of Directors has authorized amendments to such agreements providing that if any such employee is actually or constructively terminated, other than for cause (as defined in the applicable agreement), he will receive a severance payment equal to at least one year's salary. In the event of termination, such individuals would be entitled to severance payments as follows: John R. Hickey--$200,000; Dennis E. Burke--$165,000; Gary W. Jungwirth--$125,000; and Frederick A. Stich--$120,000.

    BONUS ARRANGEMENTS. The Board of Directors has authorized the payment of bonuses aggregating $1,000,000 to 17 persons who are employees or directors of the Company. Such bonuses are expected to be paid prior to consummation of the Merger. Bonuses to directors and executive officers will be made as follows:
John R. Hickey--$200,000; Dennis E. Burke--$165,000; Paul F. Koeppe--$100,000;
Frederick A. Stich--$50,000; and Gary W. Jungwirth--$50,000.

    AGREEMENTS REGARDING SHARES. Purchaser and Parent entered into agreements with each of the directors of the Company (other than S/oren H. N. Rathman, who does not own any Shares) under which each such person agreed not to (i) assign, sell, transfer or otherwise dispose of any of the Shares, or agree to do so, except pursuant to such agreements, on or before December 31, 1995 or, if earlier, the termination of the Merger Agreement or the termination of the Offer in accordance with their respective terms or (ii) prior to the earlier of the Effective Time (as defined in the Merger Agreement), the termination of the Merger Agreement in accordance with its terms and December 31, 1995, directly or indirectly solicit, initiate or encourage (including by way of furnishing information) inquiries or proposals concerning any Acquisition Transaction (as defined in the Merger Agreement) or negotiate, explore or otherwise communicate with any third party (other than Parent or its affiliates) regarding any Acquisition Transaction. In addition, each such person (other than Messrs. Koeppe, Hickey and Burke) agreed to tender all of their Shares in the Offer promptly after (but in no event later than May 26, 1995) receiving the Offer to Purchase and not to withdraw such Shares unless the Offer is extended beyond December 31, 1995 or the Merger Agreement is terminated.

    Parent has agreed that if Parent, Purchaser or any subsidiary of Parent purchases the Shares pursuant to the Offer and does not acquire a majority of the outstanding shares of Common Stock pursuant to the Offer, Parent will pay promptly to each such person, in the event that Parent, directly or indirectly, disposes of the Shares within 12 months of the date of the agreement, any amount realized on such disposition of the Shares in excess of the amount previously paid to such person pursuant to the Offer.

    TAX INDEMNIFICATION AGREEMENT. The Company entered into a Tax Agreement with its stockholders in 1993 relating to the Company's status as an S corporation for federal income tax purposes. Under the Tax Agreement, the Company is obligated to indemnify such stockholders, which include Steve J. Paul and Marguerite M. Paul, against additional taxes (including interest and penalties) arising from an audit of the Company's tax returns for any period during which it was an S corporation. In anticipation of the Company's initial public offering in August 1993, its status as an S corporation was terminated as of June 30, 1993.

    THE MERGER AGREEMENT. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement that relate to arrangements among the Company, Parent and the Company's executive officers and directors.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase of such number of shares as represents at least a majority of the outstanding Shares, Parent shall be entitled to designate such number of directors, rounded up to the next whole number but in no event more than one less than the total number of directors, on the Board of Directors of the Company as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board of Directors equal to the product of the number of directors on the Board of Directors and the percentage that such number of shares of Common Stock so purchased bears to the number of shares of Common Stock outstanding, and the Company shall, upon request by Parent, promptly increase the size of the Board of Directors to the extent permitted by its Certificate of Incorporation or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and shall cause Parent's designees to be so elected. The Merger Agreement further provides that at the request of Parent, the Company shall take, at its expense, all action necessary to effect any such election, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Such information is included in the Information Statement attached as Schedule I hereto.

    INDEMNIFICATION. The Merger Agreement provides that Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time (as defined in the Merger Agreement) to the same extent and on the same terms and conditions provided for in the Company's Certificate of Incorporation and By-laws in effect on the date of the Merger Agreement. Pursuant to the terms of the Merger Agreement, for a period of six years from the

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

Effective Time, the Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance, provided that Parent may substitute therefor policies of at least the same average coverage and amounts and containing terms and conditions that are no less advantageous.

    The obligations set forth above are binding on all successors and assigns of Parent and the Surviving Corporation.

    CONFIDENTIALITY AGREEMENT. Parent entered into a Confidentiality Agreement, dated April 13, 1995, with The Chicago Corporation, the Company's financial advisor, acting on behalf of the Company, pursuant to which Parent agreed, among other things, to keep confidential certain non-public confidential and proprietary information of the Company furnished to Parent by or on behalf of the Company. The Confidentiality Agreement provides that, for a period of two years from the date of the agreement, unless specifically requested in writing by the Board of Directors of the Company, neither Parent nor any of its directors, employees, agents, representatives or commercial or investment banks participating in the financing of any transaction will (a) effect or seek, offer or propose to effect, or cause or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any solicitation of proxies (as such terms are used in the proxy rules of the Commission) or written consents to vote any voting securities of the Company,
(b) form, join or in any way participate in a "group" (as defined under the Exchange Act), (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (d) take any action that might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above, or
(e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. The Confidentiality Agreement does not, however, restrict Parent from taking any action in the event the Company publicly announces that it is considering a specific transaction with respect to, or has entered into any arrangement or understanding with respect to, the sale of all or any substantial portion of the Company (other than any such arrangement or understanding with Parent), or from making a tender offer for all of the outstanding capital stock of the Company after such time as a third party has commenced, within the meaning of Rule 14d-2 of the Exchange Act, a tender offer for the Company at a lower value.

    INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit.

    The Certificate of Incorporation also provides that the Company must indemnify each director, officer, employee and agent against liabilities incurred in such capacity if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Expenses incurred by a director or officer in defending any action, suit or proceeding may be paid by the Company in advance of the final disposition if the director or officer agrees to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

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

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

    (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

    From time to time during the past several years, the Board of Directors of the Company has considered various strategic alternatives with a view toward increasing shareholder values. During this time, the Company has periodically had conversations with a number of potential strategic acquirors of the Company, including Parent.

    In 1992, the Company engaged Kemper Securities Group, Inc. to assist in a possible sale of the Company. Parent participated in this process, visiting the Company's facilities, meeting with its principal owners and officers and receiving certain information about the Company. In June 1993, Parent made a conditional offer to acquire the Company at a price of approximately $14.00 per share. The Company's Board of Directors rejected this offer. On August 4, 1993, the Company made an initial public offering of its common stock, which began trading on the NASDAQ National Market System on August 4, 1993.

    From August 1993 to January 1995, Parent periodically contacted certain members of the Company's Board of Directors to express continued interest in forming a strategic alliance. The Company consistently responded that it was uninterested in pursuing such matters with Parent.

    In February 1995, Philip A. Goodrich, Vice President, Corporate Development, of Parent called Paul F. Koeppe, Chairman of the Executive Committee of the Company, to indicate that Parent would have an interest in discussing a possible business combination with the Company. Mr. Koeppe told Mr. Goodrich that he would inform the Executive Committee of Mr. Goodrich's call. Subsequently, Mr. Goodrich sent Mr. Koeppe public information regarding Parent, which in turn was distributed to members of the Executive Committee. Following discussions among members of the Executive Committee, it was determined that the Company did not wish to pursue Parent's inquiry. Mr. Koeppe did not return a subsequent February 1995 telephone call from Mr. Goodrich.

    Later in February 1995, Edmund M. Carpenter, Chairman and Chief Executive Officer of Parent, placed a telephone call to Mr. Koeppe but did not reach him. Mr. Koeppe referred the call to Dennis E. Burke, Executive Vice President--Administration and Corporate Secretary of the Company. Mr. Burke returned the telephone call to Mr. Carpenter, who advised Mr. Burke that he thought the combination of the Company and Parent would be a very good fit and that he would like to explore the opportunity of combining the two companies. Mr. Burke advised Mr. Carpenter that he would refer the inquiry to the Executive Committee. Based on the prior discussions with members of the Executive Committee and additional discussions among such members, Mr. Burke called Mr. Carpenter and Mr. Goodrich to advise them that the Executive Committee had instructed him to advise Parent that the Company was not for sale and was not going to be offered for sale. Mr. Carpenter responded by emphasizing the strength of Parent's interest and stated that Parent would not engage in an unfriendly bid for the Company.

    On March 8, 1995, Mr. Koeppe, Mr. Burke and other members of the Company's Board of Directors received a letter from Mr. Carpenter expressing interest in pursuing a business combination of the Company and Parent. The letter indicated that, while Parent was not making a formal proposal, based on public information, Parent believed that a value of $18.50 to $20.00 per share for the

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Company's stock would be an extremely attractive transaction for the Company's stockholders. The letter requested an ability to pursue such a transaction and validate the indicated valuation on a confidential and exclusive basis. Mr. Burke distributed the letter to the Company's Board of Directors.

    The Company's Board of Directors and its legal counsel held a meeting by teleconference on March 13, 1995. The Board determined that an investment banking firm should be retained to assist in its review of the Parent's proposal and any similar proposals that might be received, and the Board adopted resolutions to set forth certain standards against which all proposals regarding extraordinary transactions with the Company would be assessed. Mr. Koeppe called Mr. Carpenter that day and left a message to the effect that the Company would be retaining an investment banking firm and that the Company's Board of Directors would meet again soon to review Parent's proposal in greater detail. Mr. Burke also responded to Mr. Carpenter by letter on March 13, 1995, indicating that Mr. Carpenter's March 13, 1995 letter had been provided to the Company's Board of Directors and that Parent's inquiry would receive careful consideration by the Board with the assistance of its financial and legal advisors.

    On March 14, 1995, the Company engaged The Chicago Corporation as financial advisor to assist the Company in a review of strategic alternatives. The Company's Board of Directors met on March 20, 1995 with The Chicago Corporation and the Company's legal counsel to discuss the Parent letter and to review, on a preliminary basis, possible strategic and financial alternatives for the Company, including remaining as an independent company. The Board of Directors instructed The Chicago Corporation to advise Parent that the Board had reviewed the Parent letter, that it had made no decisions relative to the possible sale of the Company, that it had chosen to review with its financial advisor a number of strategic and financial alternatives, that it would take no action pending a review of such alternatives, and that it would attempt to respond to Parent within three to four weeks. The Chicago Corporation was further instructed to review the Company's Five Year Strategic Business Plan and to give a detailed report to the Board of Directors on April 9, 1995 concerning the alternatives available to the Company and the results of The Chicago Corporation's review.

    Mr. Koeppe spoke with Mr. Carpenter by telephone on March 21, 1995 to inform him that the Company's Board of Directors had met to review Parent's proposal and related matters. Mr. Koeppe stated that the proposal would receive the careful consideration it deserved from the Company, that the Company had engaged The Chicago Corporation to assist the Board in its deliberations, that the review process would require three to four weeks to complete, that as Chairman of the Executive Committee, Mr. Koeppe would be the Company's designated spokesman in all discussions between the Company and Parent, and that Parent should not contact other directors of the Company. Mr. Carpenter expressed concern about the length of the Company's review process but stated that he looked forward to a favorable response.

    At a meeting of the Company's Board of Directors on April 9, 1995, The Chicago Corporation presented an extensive analysis of the Company's financial and strategic alternatives and a preliminary framework for analyzing the value of the Company. The Chicago Corporation also presented a preliminary list of potential strategic partners for the Company in addition to Parent. Following the presentation by The Chicago Corporation, the Board of Directors decided to continue to explore a number of strategic alternatives, including the possible sale of the Company. The Board of Directors made no determination to sell the Company at this meeting. However, the Board of Directors authorized The Chicago Corporation to contact a limited number of qualified partners to inquire as to their possible interest in a transaction with the Company. The Board of Directors instructed The Chicago Corporation to inform Parent that, while the Board had not decided to sell the Company, it would be interested in continuing discussions with Parent to determine both the feasibility of a transaction and the value at which Parent would complete a transaction, provided that Parent would execute a confidentiality agreement and agree to proceed on a non-exclusive basis.

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    Following the April 9, 1995 meeting of the Company's Board of Directors, The
Chicago Corporation contacted Mr. Carpenter as instructed by the Board of Directors. Mr. Carpenter indicated a willingness to proceed on a confidential and non-exclusive basis, and on April 13, 1995, Parent signed a confidentiality agreement and began a due diligence review of certain non-public information provided by the Company. The Chicago Corporation also began to contact the potential strategic partners identified at the April 9, 1995 meeting of the Board of Directors to determine their interest in pursuing a potential transaction. One of these parties had made a general inquiry prior to the April
9 meeting.

    On April 24, 1995, Parent provided a letter to The Chicago Corporation indicating that while it was not then prepared to present a formal proposal for the Company, based on Parent's analysis of the confidential information provided by the Company, Parent was prepared to begin contract negotiations with an interest of acquiring all the Company's outstanding common stock at a cash price of $20.00 per share. Parent again requested that it be allowed to proceed on an exclusive basis and indicated that its interest must remain confidential. On April 24, 1995, Parent and its financial advisor, Lazard Freres & Co. LLC, discussed the letter with The Chicago Corporation. The Chicago Corporation indicated that it would provide a copy of the April 24, 1995 letter to the Company's Board of Directors.

    After consulting with the Board of Directors, The Chicago Corporation advised Parent on April 25, 1995 that at the preliminary valuation level indicated in the April 24, 1995 letter, the Company could not agree to an exclusivity provision, but that the Company would continue to work with Parent on due diligence to confirm the valuation for the Company's stock and would commence the preparation of a definitive Merger Agreement to develop a firm proposal for the Company. The Chicago Corporation further indicated that the Board of Directors would like to make a decision on a potential transaction with Parent prior to the Company's Annual Meeting of Shareholders on May 10, 1995. The Chicago Corporation again reiterated to Parent that there had been no decision by the Company's Board of Directors to sell the Company. Following this conversation, Parent called The Chicago Corporation and indicated its willingness to continue working on a non-exclusive basis on the timetable proposed with the understanding that the Board of Directors had not committed itself to a decision to sell the Company. Parent immediately began intensive due diligence efforts and had numerous meetings with the management of the Company during the following two weeks.

    During the last week of April and the first week of May, the Company had several meetings with another potential strategic acquiror to discuss a potential transaction and executed a confidentiality agreement and provided non-public information regarding the Company to such potential acquiror. During this same period of time, the other potential strategic acquirors contacted by The Chicago Corporation on behalf of the Company indicated that they were not interested in pursuing a possible transaction.

    On May 4, 1995, Mr. Carpenter met with Mr. Koeppe and Steve J. Paul, directors of the Company, and The Chicago Corporation to indicate that Parent was proceeding with its due diligence and its review of a proposed Merger Agreement on the timetable discussed and would be prepared to make a firm proposal for the Company prior to its Annual Meeting.

    On May 8, 1995, the other potential strategic acquiror that was reviewing non-public information regarding the Company indicated that it was not in a position to respond definitively. Also on May 8, 1995, after numerous meetings and discussions with the Company and The Chicago Corporation, Parent provided a letter to The Chicago Corporation indicating that it was prepared to make a proposal to acquire all the outstanding Company stock at a price of $21.00 per share in a cash tender offer followed by a cash-out merger, and proposed certain additional terms for the Company's consideration, including a break-up fee and an expense reimbursement provision. Parent indicated that such communication was not a binding proposal and that it would withdraw its indication of interest if the proposal were disclosed publicly or to any third party.

    On the morning of May 9, 1995, the Company's Board of Directors met to consider the Parent's letter and the status of any other potential strategic acquirors. The Chicago Corporation presented the Parent letter and reported that one other potential party had expressed interest in a possible transaction with the Company, but that party was not in a position to respond definitively. After extended discussion, including an update by The Chicago Corporation of its valuation analysis and a review by counsel of the Board's fiduciary duties and the principal terms of the draft Merger Agreement, the Board of Directors directed The Chicago Corporation to communicate with Lazard Freres & Co. LLC to determine if the terms of the transaction proposed could be improved. As a result, the amount of the breakup fee was reduced from the previous indication, although Parent refused to increase the price any further. At a meeting of the Company's Board of Directors held in the afternoon of May 9, 1995, The Chicago Corporation reviewed the revised terms proposed by Parent and orally advised the Board that it could provide a fairness opinion on the consideration if the Board of Directors should decide to accept the $21.00 per share price that Parent had indicated it was prepared to make. The Board of Directors also reviewed with counsel the status of the negotiations of the Merger Agreement. The Board of Directors instructed The Chicago Corporation to advise Parent that it was prepared to proceed with a transaction at $21.00 per share if the parties were able to execute a mutually satisfactory definitive Merger Agreement prior to the Annual Meeting. The Chicago Corporation communicated the Board's response to Parent and both parties agreed to complete negotiation of the Merger Agreement. Negotiation of the definitive Merger Agreement proceeded into the early hours of May 10, 1995.

    On May 10, 1995, prior to the Annual Meeting of Shareholders, the Board of Directors met to approve and execute the definitive Merger Agreement and related documents. After a discussion of valuation issues, The Chicago Corporation presented its written opinion that the consideration of $21.00 per share in cash to be offered to the Company's stockholders in the Offer and the Merger would be fair to the Company's stockholders from a financial point of view. The Board of Directors unanimously determined that, in light of the valuation discussions concerning the Company, The Chicago Corporation's fairness opinion and the other factors described below, the Offer and the Merger would be fair to and in the best interests of the Company's stockholders and that it would recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer. Immediately following the May 10, 1995 Board of Directors meeting, the parties delivered the definitive Merger Agreement and the Company issued a press release announcing the transaction and the principal terms and conditions thereof.

    In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

    (i) the familiarity of the Board of Directors with the Company's business, financial condition, results of operations, properties and prospects as an independent entity, and the nature of the industry in which it operates, based in part upon presentations by the Company's management and financial advisors;

    (ii) the terms of the Merger Agreement, including the proposed structure of the Offer and the Merger involving an immediate cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash for their Shares at the earliest possible time;

    (iii) the results of the process undertaken by the Company to identify and solicit proposals from third parties to enter into a strategic transaction with the Company, the small number of unsolicited inquiries from potential bidders despite public rumors regarding a possible sale of the Company and, based on these factors, the low likelihood that any third party would propose to acquire the Company at a price higher than $21.00 per share;

    (iv) that the other interested strategic partner was unable to respond definitively regarding a possible transaction involving the Company and the advice from the Company's financial and legal advisors that the terms of the Merger Agreement, including the termination fee and expense reimbursement provisions, should not unduly discourage third parties from making bona fide proposals subsequent to signing the Merger Agreement;

    (v) that the $21.00 per Share price in the Offer represented a premium of approximately 61.5% over the closing price for the Shares on May 9, 1995, the last trading day prior to the public announcement of the execution of the Merger Agreement;

    (vi) the opinion of The Chicago Corporation, dated May 10, 1995, to the effect that, as of such date and based upon and subject to the matters reviewed with the Board of Directors, the $21.00 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. A copy of the written opinion of The Chicago Corporation is attached hereto as Exhibit 11 and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF THE CHICAGO CORPORATION CAREFULLY IN ITS ENTIRETY;

    (vii) that the Merger Agreement permits the Company, in the exercise of the fiduciary duties of the Board of Directors, to furnish nonpublic information and access thereto to third parties, in response to proposals for an Acquisition Transaction (as defined in the Merger Agreement) that were not solicited by the Company, and to participate in discussions and negotiations with such parties with respect thereto; and

    (viii) the ability of Parent and Purchaser to consummate the Offer and the Merger without conditioning the Offer on the arrangement of financing.

    The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained The Chicago Corporation to act as exclusive financial advisor to the Company with respect to a financial evaluation of the Company and a review of strategic alternatives to maximize value for stockholders. Pursuant to a letter agreement dated March 14, 1995 (the "Letter Agreement"), the Company agreed to pay The Chicago Corporation (i) a nonrefundable retainer of $50,000 per quarter during the term of the Letter Agreement, against which certain other fees payable by the Company to The Chicago Corporation will be credited; (ii) a fee of $200,000 upon delivery of a written opinion regarding the terms of any proposed transaction from a financial point of view, which fee will be credited against any fee payable pursuant to clause (iii); (iii) a fee of 1% of the transaction value received (or paid) by the Company or its stockholders in certain extraordinary transactions, including a sale of any subsidiary or division of the Company, an acquisition by the Company of any other entity (with a limited exception), a recapitalization of the Company, or an acquisition of control of more than 50% of the voting securities of the Company by an acquiror;
(iv) a financial advisory fee of at least $500,000, in the event of an unsuccessful solicitation for control of the Company, which fee will be credited against any fee payable pursuant to clause (iii); and (v) a mutually agreed upon fee at the time of any other extraordinary transaction. The Company also agreed to reimburse The Chicago Corporation for its reasonable fees and expenses in connection with services provided under the Letter Agreement in an amount not to exceed $50,000 without the prior written consent of the Company, and to indemnify The Chicago Corporation and its directors, officers, employees, agents and controlling persons against certain liabilities, including liabilities arising under the federal securities laws.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except for awards under the Company's stock plans described under "Executive Compensation" in Schedule I hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for Shares the sale of which may result in liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender to the Purchaser all Shares over which he or she has sole dispositive power.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1    Agreement and Plan of Merger, dated as of May 10, 1995, among the Company,
               Parent and the Purchaser.

Exhibit 2    Severance Agreement, dated as of March 31, 1995, between Steve J. Paul and the
               Company.

Exhibit 3    Severance Agreement, dated as of May 12, 1995, between Marguerite M. Paul and the Company.

Exhibit 4    Stock Tender Agreement, dated as of May 10, 1995, between Parent and
               Steve J. Paul.

Exhibit 5    Stock Tender Agreement, dated as of May 10, 1995, between Parent and Marguerite
               M. Paul.

Exhibit 6    Share Restriction Agreement, dated as of May 10, 1995, between Parent and
               Dennis E. Burke.

Exhibit 7    Stock Tender Agreement, dated as of May 10, 1995, between Parent and
               Roland D. Pampel.

Exhibit 8    Share Restriction Agreement, dated as of May 10, 1995, between Parent and
               John R. Hickey.

Exhibit 9    Share Restriction Agreement, dated as of May 10, 1995, between Parent and
               Paul F. Koeppe.

Exhibit 10   Confidentiality Agreement, dated April 13, 1995, between Parent and The Chicago
               Corporation, acting on behalf of the Company.

Exhibit 11   Opinion of The Chicago Corporation, dated May 10, 1995.*

Exhibit 12   Press Release of the Company, dated May 10, 1995.

Exhibit 13   Letter to Stockholders of the Company, dated May 16, 1995.*

- ------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BEST POWER TECHNOLOGY, INCORPORATED

                                          By /s/ DENNIS E. BURKE
                                             ...................................
                                             Dennis E. Burke, Executive Vice
                                             President--Administration
                                             and Corporate Secretary

Dated: May 16, 1995

                                                                      SCHEDULE I

                      BEST POWER TECHNOLOGY, INCORPORATED
                                  P.O. BOX 280
                                    ROUTE 80
                         NECEDAH, WISCONSIN 54646-9899


                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about May 16, 1995 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Best Power Technology, Incorporated (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about May 12, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company.

    On May 10, 1995, the Company, G.S. Newco, Inc., a Delaware corporation (the "Purchaser"), and General Signal Corporation ("Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides that, subject to certain conditions, (i) the Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $21.00 per Share, net to the seller in cash, and (ii) following consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

    The Merger Agreement requires the Company to take such action as Parent may reasonably request to cause the Parent's Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers--Parent Designees."

    This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 16, 1995. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on June 13, 1995 unless the Offer is extended.

    The information contained in this Information Statement concerning the Purchaser, Parent and the Parent Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 10, 1995, there were 9,527,303 Shares outstanding. The Board of Directors is divided into three classes and currently consists of seven members. There is currently one vacancy on the Board of Directors. At each annual meeting of stockholders, directors whose terms expire in that year are elected for three-year terms.

PARENT DESIGNEES

    The Merger Agreement provides that promptly upon the purchase by Parent or the Purchaser of such number of Shares as represents at least a majority of the outstanding Shares, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number but in no event more than one less than the total number of directors, on the Board of Directors of the Company as will give Parent, subject to compliance with
Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company proportionate to the number of Shares owned by Parent or the Purchaser. The Merger Agreement requires the Company, upon request by Parent, to increase the size of the Board of Directors or attempt to secure the resignations of current directors to enable the Parent Designees to be elected to the Board of Directors and to cause the Parent Designees to be so elected.

    Parent has informed the Company that it will choose its designees (the "Parent Designees") from the directors and executive officers listed below. The Purchaser has informed the Company that each of the directors and executive officers listed below has consented to act as a director, if so designated. No determination has yet been made as to which of the current directors of the Company who are not officers of the Company will continue as directors following the purchase of Shares pursuant to the Offer.

    None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Company, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

    It is expected that the Parent Designees may assume their directorships at any time following the acceptance for payment of, and payment for, any Shares pursuant to the Offer, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

    Set forth below are the name, material occupations, positions, offices or employments for the past five years of each Parent Designee. Each such person is a United States citizen. The business address of each such person is General Signal Corporation, One High Ridge Park, Stamford, CT 06904. In addition, except as otherwise noted, each Parent Designee has been employed in his present principal occupation listed below during the last five years.


                                       PRINCIPAL OCCUPATION AND MATERIAL
                                            OCCUPATIONS, POSITIONS,
                                    OFFICES OR EMPLOYMENT FOR THE PAST FIVE
    NAME                  AGE                        YEARS
- ----------------------    ---     --------------------------------------------
Edmund M. Carpenter       53      Chairman and Chief Executive Officer of
                                    Parent since May 1988. Also a director of
                                    Campbell Soup Company, Dana Corporation
                                    and Texaco Inc.
Philip A. Goodrich        38      Vice President of Parent since December
                                    1991. Previously, Director of Corporate
                                    Development since May 1989.
Michael D. Lockhart       45      President and Chief Operating Officer of
                                    Parent since October 1994. Previously,
                                    Vice President and General Manager from
                                    1992 to 1994 of General Electric's
                                    Commercial Engines and Services division,
                                    and Vice President and General Manager of
                                    Transportation Systems from 1989 to 1992.
Terence D. Martin         51      Executive Vice President and Chief Financial
                                    Officer of Parent since February 1995.
                                    Previously, Chief Financial Officer of
                                    American Cyanamid Company since 1991 and
                                    Treasurer since 1988.
Edgar J. Smith, Jr.       60      Vice President and Secretary of Parent since
                                    April 1984, and Vice President and General
                                    Counsel since January 1980.
Julian B. Twombly         48      Vice President and Treasurer of Parent since
                                    December 1991. Prior to joining Parent,
                                    associated with United Dominion
                                    Industries, Ltd. since 1974, most recently as Senior Vice President and Treasurer.

CURRENT DIRECTORS

    The names of the current directors, their ages, principal occupations during the last five years and certain other information are set forth below.

                                                             POSITION WITH THE COMPANY OR
                      YEAR TERM       YEAR FIRST         PRINCIPAL OCCUPATION DURING THE LAST
 NAME OF DIRECTOR      EXPIRES    ELECTED A DIRECTOR                  FIVE YEARS
- -------------------   ---------   ------------------   ----------------------------------------
Paul F. Koeppe.....      1995            1993          Paul F. Koeppe, age 45, has served as
                                                       President, Chief Executive Officer, and
                                                       a director of Superconductivity, Inc., a
                                                       designer and manufacturer of power
                                                       systems using superconducting
                                                       technology, located in Madison,
                                                       Wisconsin, since founding the company in
                                                       1988. Mr. Koeppe previously served as
                                                       the Director of Electric Power Marketing
                                                       and Customer Service of Wisconsin Power
                                                       and Light Company, a large
                                                       investor-owned utility.
Steve J. Paul......      1995            1993          Steve J. Paul, age 45, served as
                                                       President and Chief Executive Officer
                                                       from May 1994 to January 1995 and
                                                       previously as Executive Vice
                                                       President--Engineering of the Company
                                                       since 1993. From 1977 to 1993, Mr. Paul
                                                       served as Vice President of Engineering,
                                                       Manufacturing and Research and
                                                       Development. Mr. Paul is one of the
                                                       founders of the Company and provided
                                                       most of the early entrepreneurial

                                                             POSITION WITH THE COMPANY OR
                      YEAR TERM       YEAR FIRST         PRINCIPAL OCCUPATION DURING THE LAST
 NAME OF DIRECTOR      EXPIRES    ELECTED A DIRECTOR                  FIVE YEARS
- -------------------   ---------   ------------------   ----------------------------------------
                                                       support and direction which developed
                                                       the ferroresonant technology utilized by
                                                       the Company. Mr. Paul was a director of
                                                       Best Power Technology Sales Corporation
                                                       ("Sales") from 1989 until its merger
                                                       into the Company in 1993. Mr. Paul is
                                                       the son of Marguerite M. Paul and
                                                       brother of William L. Paul.
S/oren H.N. Rathmann...  1995            1994          S/oren H.N. Rathmann, age 49, has served
                                                       as Director, Marketing and Technology,
                                                       and as a member of the Board of
                                                       Directors of Silcon A/S, a manufacturer
                                                       and distributor of three-phase
                                                       uninterruptible power systems, located
                                                       in Kolding, Denmark, since 1991. Mr.
                                                       Rathmann also served various companies
                                                       affiliated with Silcon A/S. He was
                                                       Technical Director of Silcon Elektronik
                                                       A/S, Denmark, from 1984 to 1991,
                                                       Director, Marketing and Technology, of
                                                       Silcon Power Electronics A/S, Denmark,
                                                       since 1991, and Technical Director of
                                                       Gutor Electronic AG, Switzerland, since
                                                       1987. Mr. Rathmann also serves as a
                                                       director of Danlab A/S, manufacturer of
                                                       CATV equipment, Denmark.
Roland D. Pampel.......  1997            1993          Roland D. Pampel, age 60, has served as
                                                       President, Chief Executive Officer and a
                                                       director of Microcom, Inc., a
                                                       telemetering equipment manufacturer,
                                                       located in Norwood, Massachusetts, since
                                                       1994. Mr. Pampel was President, Chief
                                                       Executive Officer and a director of
                                                       Nicolet Instrument Corporation, a
                                                       biomedical and analytical instruments
                                                       manufacturer, Madison, Wisconsin, from
                                                       1991 through 1993; President and Chief
                                                       Executive Officer of Bull HN Information
                                                       Systems, Inc., Billerica, Massachusetts,
                                                       from 1989 to 1991, and President and a
                                                       director of Apollo Computer, Inc. a
                                                       manufacturer of engineering
                                                       workstations, Chelmsford, Massachusetts
                                                       from 1986 to 1989.
John R. Hickey.........  1997            1994          John R. Hickey, age 39, has been the
                                                       Executive Vice President--Operations of
                                                       the Company since January 1995, and
                                                       previously served as the Senior Vice
                                                       President--Sales and Marketing from
                                                       October 1993 to January 1995, the Senior
                                                       Vice President--International from May
                                                       to October 1993, and the Director--
                                                       International Division of Sales from
                                                       1989 until its merger into the Company
                                                       in 1993.
Dennis E. Burke........  1996            1994          Dennis E. Burke, age 52, has been the
                                                       Executive Vice President--Administration
                                                       and Secretary of the Company since
                                                       January 1995, and previously served as
                                                       Senior Vice President--External Affairs

                                                             POSITION WITH THE COMPANY OR
                      YEAR TERM       YEAR FIRST         PRINCIPAL OCCUPATION DURING THE LAST
 NAME OF DIRECTOR      EXPIRES    ELECTED A DIRECTOR                  FIVE YEARS
- -------------------   ---------   ------------------   ----------------------------------------
                                                       from 1993. From 1988 to 1993, Mr. Burke
                                                       was the Assistant Corporate Secretary of
                                                       the Company and the Corporate Secretary
                                                       of Sales and was the officer primarily
                                                       responsible for the administration of
                                                       matters relating to regulatory
                                                       compliance and procedure for both the
                                                       Company and Sales. Mr. Burke has served
                                                       the Company in other capacities since
                                                       1987. Prior to joining the Company, Mr.
                                                       Burke was Vice President of Finance for
                                                       the Automotive Components Group of
                                                       Borg-Warner Corporation.
Marguerite M. Paul.....  1996            1977          Marguerite M. Paul, age 74, served as
                                                       Executive Vice President--Administration
                                                       of the Company from 1993 to January
                                                       1995, and Secretary from 1977 to January
                                                       1995. Mrs. Paul is one of the founders
                                                       of the Company and was the President of
                                                       the Company from 1992 to 1993; Treasurer
                                                       from 1977 to 1992; Vice
                                                       President--Administration from 1980 to
                                                       1992; President from 1979 to 1980, and
                                                       General Manager from 1977 to 1979. In
                                                       addition, Mrs. Paul was a director and
                                                       the Treasurer of Sales from 1989 until
                                                       its merger into the Company in 1993.
                                                       Mrs. Paul is the mother of Steve J. Paul
                                                       and William L. Paul.

DIRECTORS' ATTENDANCE AND REMUNERATION

    During the year ended December 31, 1994, the Board of Directors held 11 formal meetings and each director attended at least 75% of the total number of meetings of the Board of Directors and committees thereof of which he or she was a member.

    Directors who are not employees of the Company each receive annual compensation of $15,000, plus $1,000 for each committee meeting attended, plus reimbursement of reasonable travel expenses. A stock option plan for outside directors, the Director Stock Option Plan, has terms closely paralleling the 1993 Stock Option Plan. See "Executive Compensation". The Company has reserved 100,000 shares for issuance under the Director Stock Option Plan. In February 1995, Mr. Rathmann received an option to purchase 5,000 shares of Common Stock at $13.50 per share, with the option exercise period beginning February 28, 1998 and ending February 27, 2005. Directors who are also employees receive no additional compensation for their services as directors.

COMMITTEES OF THE BOARD

    The Board has Audit, Compensation and Nominating Committees. The functions of these standing committees are described briefly below.

    The members of the Audit Committee are currently Paul F. Koeppe, Roland D. Pampel and Dennis E. Burke. A majority of the Audit Committee is composed of independent directors. The functions of the Audit Committee are to recommend to the Board the engagement of the Company's independent certified public accountants, to review with such independent public accountants the plans for and the results and scope of their engagement, to review all related-party transactions and situations with potential conflicts of interest, to monitor compliance of all Company personnel with policies and procedures adopted by the Board, and to report to the Board on the activities and findings of the Audit

Committee and make recommendations to the Board based on such findings. The Company's independent public accountants have direct access to the Audit Committee to discuss the audit and any other accounting matters. The Audit Committee held two formal meetings during 1994.

    The members of the Compensation Committee are Paul F. Koeppe and Roland D. Pampel. The Compensation Committee is responsible for reviewing on behalf of, and making recommendations to, the Board with respect to compensation of directors, the Chief Executive Officer, and executive vice presidents of the Company; administering the Company's stock option plans, annual incentive plans, and any other stock-based or deferred compensation plans; and performing such other responsibilities as are delegated to it by the Board. The Compensation Committee is composed entirely of independent directors. Pursuant to Company policy, only independent directors administer any compensation plan pursuant to which Company executive officers are eligible participants and only management directors administer any plan pursuant to which independent directors are eligible participants. The Compensation Committee also has direct access to independent compensation consultants for researching and reviewing compensation plans and executive compensation. The Compensation Committee held two meetings during 1994.

    The members of the Nominating Committee are Paul F. Koeppe, Roland D. Pampel and Soren H.N. Rathmann. The Nominating Committee is responsible for nominating candidates to the Board for election as members of the Board or as executive officers of the Company. The Nominating Committee met four times in 1994. The Nominating Committee would also consider stockholder submissions of candidates for nomination as directors. Stockholders wishing to propose candidates for consideration by the Nominating Committee as nominees for director may do so by submitting to the Secretary of the Company a written statement including the candidate's name, biographical data and qualifications. Stockholders also must comply with certain procedural requirements contained in the Company's By-Laws and the federal securities laws in submitting such candidates to the Nominating Committee.

EXECUTIVE OFFICERS

    The following individuals currently serve as executive officers of the
Company:

    NAME                                     AGE                POSITION(S) HELD
- ------------------------------------------   ---   ------------------------------------------
Dennis E. Burke...........................    52   Executive Vice President--Administration
                                                     and Corporate Secretary
John R. Hickey............................    39   Executive Vice President--Operations
Gary W. Jungwirth.........................    45   Senior Vice President--Manufacturing
Frederick A. Stich........................    56   Senior Vice President--Research and
                                                     Development

    Dennis E. Burke has been Executive Vice President--Administration and Corporate Secretary since January 26, 1995, and has served as a director since May 11, 1994. From 1993 to January 26, 1995, Mr. Burke served as Senior Vice President--External Affairs and Assistant Corporate Secretary of the Company. From 1988 to 1993, Mr. Burke was the Assistant Corporate Secretary of the Company and the Corporate Secretary of Sales and was the officer primarily responsible for the administration of matters relating to regulatory compliance and procedures for both the Company and Sales. Mr. Burke served as an Assistant to the President of the Company from 1988 to 1989 and in other capacities since 1987.

    John R. Hickey has been Executive Vice President--Operations since January 26, 1995, and a director since October 1994. Mr. Hickey served as the Senior Vice President--Sales and Marketing from 1993 to 1995, the Senior Vice President--International from May to October 1993, and was the Director--International Division of Sales from 1989 to 1993.

    Gary W. Jungwirth has been Senior Vice President--Manufacturing since 1993. Prior to such time, Mr. Jungwirth held the following positions with the Company:
Director, Manufacturing/Purchasing from 1992 to 1993; Director, Purchasing from February 1992 to November 1992; Purchasing Manager from 1987 to 1992; and other positions from 1985 to 1987.

    Frederick A. Stich has been Senior Vice President--Research and Development since 1993. Prior to such time, Mr. Stich held the following positions with the
Company: Director, Research and Development from 1990 to 1993; Manager, Product Development from 1989 to 1990; and Senior Design Engineer from 1987 to 1989.

    All officers are generally elected annually for terms which expire on the date of the meeting of the Board of Directors following the Annual Meeting of Stockholders or until their successors are elected and qualified, or until his or her earlier death, resignation or removal, as provided in the By-Laws of the Company or Delaware law.

          SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information known to the Company with respect to beneficial ownership of the Common Stock as of May 10, 1995, except as otherwise noted, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director or nominee for director of the Company, (iii) each named officer, and (iv) all executive officers and directors as a group. Except as otherwise noted, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock.

                            OWNERSHIP OF MANAGEMENT

                                                               AMOUNT AND NATURE
                                                                 OF BENEFICIAL
    NAME OF BENEFICIAL OWNER                                     OWNERSHIP(1)       PERCENT OF CLASS
- ------------------------------------------------------------   -----------------    ----------------
Dennis E. Burke.............................................             950            *
James K. Doan...............................................           1,577            *
John R. Hickey..............................................          11,694            *
Paul F. Koeppe..............................................          10,133            *
Roland D. Pampel............................................           1,500            *
Marguerite M. Paul(1)(2)(3).................................         881,272               9.3%
Steve J. Paul(1)(2)(3)......................................       1,187,068              12.5%
William L. & Carole M. Paul(2)(4)...........................         105,241               1.1%
S/oren H.N. Rathmann........................................         0                  0
All executive officers and directors as a group (11
persons)....................................................       2,199,435              23.1%

                  OWNERSHIP OF OTHER FIVE PERCENT STOCKHOLDERS

                                                                AMOUNT AND NATURE
                                                                  OF BENEFICIAL
    NAME AND ADDRESS OF BENEFICIAL OWNER                          OWNERSHIP(1)          PERCENT OF CLASS
- ----------------------------------------------------------   -----------------------    ----------------
Marguerite M. Paul(1)(2)(3)...............................            881,272                 9.3%
Box 819, Route 2
Necedah, WI 54646
Steve J. Paul(1)(2)(3)....................................          1,187,068                12.5%
1522 Lakeview Drive
Tomah, WI 54660
Heartland Advisors, Inc.(5)...............................          1,087,878                11.4%
720 North Milwaukee Street
Milwaukee, WI 53202

- ------------

* Less than one percent

(1) Except as noted, information concerning persons known to the Company to be the beneficial owners of more than five percent of its Common Stock is based upon the most recent information furnished by such persons pursuant to
    Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

(2) Steve J. Paul and William L. Paul are the sons of Marguerite M. Paul.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

(3) Of the indicated shares, Marguerite M. Paul and Steve J. Paul each disclaim beneficial ownership of 27,012 shares, which are owned by a Section 501(c)(3) charitable organization of which they are directors. The information is based upon Amended Schedule 13G's for 1994 and Form 4's for February 1995.

(4) Information on share ownership is based on information provided by the Company's transfer agent on May 15, 1995.

(5) Heartland Advisors, Inc. reported that it held no voting power and sole dispositive power with respect to the indicated shares as of December 31, 1994.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

GENERAL

    The Compensation Committee was appointed by the Board and consists of Roland
D. Pampel and Paul F. Koeppe. No present or former executive officer or employee of the Company serves as a member of the Compensation Committee. Furthermore, there are no interlocking relationships between any executive officer of the Company and any entity whose directors or executive officers serve on the Company's Compensation Committee.

CERTAIN RELATED PARTY TRANSACTIONS

    The following discussion describes certain transactions occurring since January 1, 1994 and all currently proposed transactions between the Company and each of its directors, director nominees, executive officers and stockholders known by the Company to own more than 5% of the Common Stock and any member of the immediate family of any of these persons. See also "Employment Contracts" below.

    The Company entered into an Aircraft Lease Agreement ("Lease") with Jetway Flight Corporation ("Jetway") and an Aviation Services Agreement ("Services Agreement") with Necedah Air, Inc. ("Necedah Air") as of May 11, 1994. Each agreement was for a term of one year. During 1994 Jetway was owned by Steve J. Paul, and Necedah Air was owned by Steve J. Paul or M. Terese Paul, the sister of Steve J. Paul and daughter of Marguerite M. Paul. Both agreements were approved by the Board with Steve J. Paul abstaining. On March 10, 1995, the Company exercised its rights under each of the Lease and Services Agreements to give thirty days written notice to terminate the agreements effective April 10, 1995.

    Under the Lease the Company paid Jetway monthly base rent of $12,000 for two aircraft, a monthly hangar fee of $2,000 plus a usage fee of $.75 per statute mile. The total of all payments to Jetway was $368,828 for 1994.

    Under the Services Agreement Necedah Air agreed to provide two pilots qualified to operate the leased aircraft, to perform routine maintenance repair and overhaul of the aircraft, and to provide various services related to the aircraft. The Company paid Necedah Air a monthly service fee of $12,000 for providing such services, a fee of $100 per hour for each hour in excess of forty hours per pilot per week, plus payment for aircraft repair and maintenance expenses and various pilot travel expenses. Under the Services Agreement and a prior informal agreement, the Company paid approximately $179,139 to Necedah Air in 1994. The Company believes that the terms of these agreements were no less favorable to the Company than those which could have been obtained from independent third-parties for comparable services and equipment.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    Set forth below is certain information concerning the compensation of all individuals serving as the Company's Chief Executive Officer in 1994 and the Company's four other most highly compensated executive officers serving in the stated office at December 31, 1994 (the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                               COMPENSATION
                                                                               ------------
                                                       ANNUAL COMPENSATION      SECURITIES
                                                      ---------------------     UNDERLYING      ALL OTHER
                                            FISCAL     SALARY       BONUS      OPTIONS/SARS    COMPENSATION
       NAME AND PRINCIPAL POSITION           YEAR        ($)         ($)          (#)(6)          ($)(7)
- -----------------------------------------   ------    ---------    --------    ------------    ------------
Steve J. Paul,(1)........................     1994      224,712     127,500       20,000            8,400
President and Chief Executive Officer and     1993      253,462      90,150       21,533            7,782
  former Executive Vice President             1992      268,753     150,000                         7,263
  Engineering
William L. Paul,(1)......................     1994      305,770           0       --                4,654
Former President & Chief Executive            1993      278,846     150,150       37,500          216,179
  Officer                                     1992      253,753     150,000                         4,033
Marguerite M. Paul,(2)...................     1994      190,385      86,063       10,000           64,728
Executive Vice President                      1993      288,669      90,150       21,533           66,059
  Administration and Secretary                1992      326,353     150,000                        68,332
James K. Doan,(3)........................     1994      148,000      51,000        7,000            2,772
Senior Vice President                         1993      137,115      56,150        8,477           85,936
  Finance and Treasurer                       1992      138,136           0                         1,979
John R. Hickey,(4).......................     1994      160,000      21,760        6,000            2,772
Senior Vice President                         1993       97,542     113,610        5,436           34,190
  Sales and Marketing                         1992       63,239      88,565                         2,618
Dennis E. Burke,(5)......................     1994      119,173      42,500       10,000            2,567
Senior Vice President                         1993       99,174      40,150        4,941          118,195
  External Affairs                            1992       84,435           0                         2,387

- ------------

(1) Steve J. Paul served as President and Chief Executive Officer from May 11, 1994 to January 26, 1995, and previously served as Executive Vice President--Engineering. William L. Paul served as President and Chief Executive Officer from May 17, 1993 to May 11, 1994.

(2) Marguerite M. Paul served as Executive Vice President--Administration and Secretary until January 26, 1995.

(3) James K. Doan served as Senior Vice President--Finance and Treasurer until February 28, 1995.

(4) John R. Hickey was elected Executive Vice President-- Operations on January 26, 1995. Mr. Hickey's bonus for 1993 includes commissions of $64,740 based on certain international sales from January 1 to June 30, 1993. His bonus for 1992 consists entirely of such commissions.

(5) Dennis E. Burke was elected Executive Vice President-- Administration and Corporate Secretary on January 26, 1995.

(6) No SARs were awarded in 1994, and no SARs were outstanding as of December 31, 1994.

(7) For 1994 the amounts shown for All Other Compensation consist of the following:

                                                          LIFE INSURANCE
                                                         PREMIUMS PAID BY
                                                        THE COMPANY FOR THE
                                                          BENEFIT OF THE       COMPANY'S CONTRIBUTION
                   NAMED OFFICERS                         NAMED OFFICERS         TO THE 401(K) PLAN
- -----------------------------------------------------   -------------------    ----------------------
Steve J. Paul........................................         $ 8,400                       0
William L. Paul......................................         $ 1,882                  $2,772
Marguerite M. Paul...................................         $64,728                       0
James K. Doan........................................               0                  $2,772
John R. Hickey.......................................               0                  $2,772
Dennis E. Burke......................................               0                  $2,567

STOCK OPTION/STOCK APPRECIATION RIGHT GRANTS

    The Company has in effect an employee stock option plan pursuant to which options to purchase Common Stock are granted to officers and other key employees of the Company and its subsidiaries. The following table shows Option grants in 1994 to the Named Officers.

                    OPTION/SAR GRANTS IN LAST FISCAL YEAR(1)

                                                                                               POTENTIAL
                                                                                            REALIZABLE VALUE
                                              INDIVIDUAL GRANTS                            AT ASSUMED ANNUAL
                      -----------------------------------------------------------------      RATES OF STOCK
                         NUMBER OF           % OF TOTAL                                    PRICE APPRECIATION
                         SECURITIES       OPTIONS/SARS(2)                                   FOR FULL OPTION
                         UNDERLYING          GRANTED TO        ($/SHARE)                          TERM
                      OPTIONS/SARS(2)       EMPLOYEES IN      EXERCISE OR    EXPIRATION    ------------------
       NAME              GRANTED(#)         FISCAL YEAR       BASE PRICE        DATE        5%($)     10%($)
- -------------------   ----------------    ----------------    -----------    ----------    -------    -------
Steve J. Paul......        20,000               27.29%          $ 14.75       5-10-2004    185,526    470,142
William L. Paul....             0                   0%              N/A             N/A          0          0
Marguerite M. Paul.        10,000               13.64%          $ 14.75       5-10-2004     92,763    235,071
James K. Doan......         7,000                9.55%          $ 14.75       5-10-2004     64,934    164,550
John R. Hickey.....         6,000                8.19%          $ 14.75       5-10-2004     55,658    141,042
Dennis E. Burke....        10,000               13.64%          $ 14.75       5-10-2004     92,763    235,071

- ------------

(1) The Stock Option Plan is administered by the Compensation Committee of the Board, which has authority to determine the individuals to whom, and the terms at which, option grants shall be made, certain terms of the options, and the number of shares to be subject to each option. The per share option prices indicated in the table are not less than the fair market value of the Common Stock on the date of their grant. The options were granted as of May 11, 1994 and the term of each of the options is 10 years. Each award is exercisable in whole or in part, from time to time, during the period beginning May 11, 1997 and ending May 10, 2004, except that generally the option is exercisable within the one year period immediately following the optionee's death or disability (whether or not otherwise exercisable) or within ninety days immediately following an involuntary termination of the optionee's employment, other than for cause, provided the option is otherwise exercisable. Under the terms of the Merger Agreement, however, the holders of the options will be entitled to receive the economic value of their options upon consummation of the Merger. See "Item 3. Identity and Background--Stock Options" in the Schedule 14D-9.

(2) No SARs were granted in 1994.

AGGREGATED OPTION/SAR EXERCISES IN 1994 AND 1994 YEAR-END OPTION VALUE

    Set forth below is certain information concerning the exercise of stock options or stock warrants during 1994 by each of the Named Officers and the value of unexercised stock options at the end of 1994.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES

                                                                                          VALUE OF UNEXERCISED
                                                                                              IN-THE- MONEY
                   NUMBER OF SHARES                         NUMBER OF UNEXERCISED       OPTIONS/SARS(1) AT FY-END
                     ACQUIRED ON      VALUE REALIZED    OPTIONS/SARS(1) AT FY-END (#)              ($)
       NAME          EXERCISE (#)           ($)           EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
- ------------------ ----------------  -----------------  -----------------------------  ---------------------------
Steve J. Paul.....         0                 0                     0/41,533                        0/0
William L. Paul...         0                 0                          0/0                        0/0
Marguerite M. Paul.        0                 0                     0/31,533                        0/0
James K. Doan.....         0                 0                     0/15,477                        0/0
John R. Hickey....         0                 0                     0/11,436                        0/0
Dennis E. Burke...         0                 0                     0/14,941                        0/0

- ------------

(1) No SARs were outstanding at the end of fiscal 1994.

EMPLOYMENT CONTRACTS

    As of the end of 1994, the Company had employment agreements with each of the Named Officers other than William L. Paul. Each such agreement expires in May 1996, except for the agreement with John R. Hickey, which expires December 31, 1996, and each agreement may be renewed for successive three-year periods with the consent of the Company and the officer. Pursuant to the agreements, the Company generally may terminate the employment of any such officer only for cause. The agreement with respect to each officer, except James K. Doan and Dennis E. Burke, includes an agreement on behalf of the officer not to compete with the Company for a period of two years after termination of employment. As of the end of 1994, the employment agreements provided for annual compensation (subject to annual review) to Steve J. Paul of $300,000, Marguerite M. Paul of $225,000, James K. Doan of $150,000, John R. Hickey of $160,000, and Dennis E. Burke of $125,000, plus target bonuses ranging from 35%-50% of annual compensation. In addition, the Company agreed to pay the premiums on certain life insurance policies owned by Steve J. Paul and Marguerite M. Paul in the face amount of $2.3 million and $2.5 million, respectively. The employment agreements provide that each officer will be a participant in the 1993 Stock Option Plan. Mr. Doan's employment agreement specifies that if he is terminated without cause by the Company after the occurrence of certain change of control events, the Company is obligated to continue wage and benefits and provide outplacement services to Mr. Doan for a period of up to one year. In February 1995, the Executive Committee of the Board increased the annual salary of John
R. Hickey to $200,000 and of Dennis Burke to $165,000. Target bonuses were also set at 60% of annual salary for each such executive officer. In addition, the Executive Committee increased the target bonus for Gary W. Jungwirth and Frederick W. Stich from 35% to 55% of annual salary.

    The Company entered into a severance agreement with William L. Paul, who served as President and Chief Executive Officer until May 11, 1994. Under the terms of that agreement, the Company continued to pay to Mr. William L. Paul annual salary compensation of $300,000 only for 1994 and provided health insurance benefits for 1994. On March 1, 1995, the Company entered into a separation agreement with Mr. Doan that terminated his employment agreement in consideration of a payment of $75,000.

    For information concerning other severance arrangements between the Company and its directors, see "Item 3. Identity and Background--Severance Agreements" and "--Other Severance Arrangements" in the Schedule 14D-9.

ANNUAL BONUS

    The Company's executive officers and other key employees are eligible for an annual cash bonus pursuant to the Annual Incentive Plan. Individual and/or organizational performance goals are established for each year. Eligible executives are assigned threshold, target and maximum bonus levels. The corporate performance measure for bonus payments is generally based on earnings per share. If a minimum level of earnings is not met, then no bonuses are paid. As in the case of base salary, individual non-financial performance measures and unit performance measures, such as sales, may also be considered in determining bonuses, where appropriate. Under the terms of the Annual Incentive Plan and compensation policy, adjustments may be made by the Compensation Committee at any time if conditions so warrant. The 1994 performance goals were established by the Compensation Committee and approved by the Board.

    For information regarding bonuses paid to certain executive officers and directors, see "Item 3. Identity and Background--Bonus Arrangements" in the
Schedule 14D-9.

STOCK OPTIONS

    Under the Company's 1993 Stock Option Plan, stock options may be granted to the Company's executive officers. Options may be granted to participants, which constitute incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options. The option price per share will be not less than 100% of the fair market value as of the date of the grant of the option (110% in the case of incentive stock options). Options granted under the 1993 Option Plan generally become exercisable within the fourth through tenth years following the grant. Under the terms of the Merger Agreement, however, the holders of the options will be entitled to receive the economic value of their options upon consummation of the Merger. See "Item 3. Identity and Background--Stock Options" in the Schedule 14D-9. Stock options are granted with an option price per share not less than 100% of the fair market value per share of the Common Stock on the date of grant and vest over a defined period of not less than three nor more than ten years.

    Under the Director Stock Option Plan, which has terms closely paralleling the 1993 Stock Option Plan, options may be granted to non-employee directors of the Company. See "Board of Directors and Executive Officers--Directors' Attendence and Remuneration."

    Under the 1993 Employee Stock Purchase Plan, eligible employees may also purchase Common Stock at 85% of fair market value through payroll deductions or a semi-annual lump sum cash purchase. In February 1995, Mr. Burke elected to make a lump sum purchase of 950 Shares and Mr. Hickey elected to continue an automatic payroll deduction program for purchases of Shares and purchased an aggregate of 2,000 Shares in 1995 pursuant to such payroll deduction program.

                               OTHER INFORMATION

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who beneficially own more than ten percent of the Company's Common Stock ("Ten Percent Holders"), to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers. Officers, directors and Ten Percent Holders are required by the Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

    To the best of the Company's knowledge, based solely on its review of the copies of such forms received by it or written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors, and Ten Percent Holders were complied with during the fiscal year ended December 31, 1994, except that one Form 4 report for July 1994, covering an aggregate of two transactions was filed late by Willard S. Paul, who then served as a director, and no Form 5 was received by the Company for William L. Paul. Furthermore, as of May 15, 1995, the Company had not received from either William L. Paul or James K. Doan a statement on Form 4 acknowledging that such persons are no longer subject to Section 16(a) of the Exchange Act.

                                 EXHIBIT INDEX

EXHIBIT NO.                                                                          PAGE NO.
- ----------------------------------------------------------------------------------   ---------

Exhibit 1    Agreement and Plan of Merger, dated as of May 10, 1995, among the
             Company, Parent and the Purchaser....................................

Exhibit 2    Severance Agreement, dated as of March 31, 1995, between Steve J.
               Paul and the Company...............................................

Exhibit 3    Severance Agreement, dated as of May 12, 1995, between Marguerite M.
             Paul and the Company.................................................

Exhibit 4    Stock Tender Agreement, dated as of May 10, 1995, between Parent and
             Steve J. Paul........................................................

Exhibit 5    Stock Tender Agreement, dated as of May 10, 1995, between Parent and
             Marguerite M. Paul...................................................

Exhibit 6    Share Restriction Agreement, dated as of May 10, 1995, between Parent and Dennis E. Burke..................................................

Exhibit 7    Stock Tender Agreement, dated as of May 10, 1995, between Parent and
             Roland D. Pampel.....................................................

Exhibit 8    Share Restriction Agreement, dated as of May 10, 1995, between Parent and John R. Hickey...................................................

Exhibit 9    Share Restriction Agreement, dated as of May 10, 1995, between Parent and Paul F. Koeppe...................................................

Exhibit 10   Confidentiality Agreement, dated April 13, 1995, between Parent and
               The Chicago Corporation, acting on behalf of the Company...........

Exhibit 11   Opinion of The Chicago Corporation, dated May 10, 1995...............

Exhibit 12   Press Release of the Company, dated May 10, 1995.....................

Exhibit 13   Letter to Stockholders of the Company, dated May 16, 1995............